UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
NGN 320,000,000,000 15.00 per cent. Notes due 14 October 2027 (payable in United States Dollars)

by the European Bank for Reconstruction and Development pursuant to its
EUR 60,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 12 October 2026

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Nigerian Naira (“NGN”) 320,000,000,000 15.00 per cent. Notes due 14 October 2027 (payable in United States Dollars) (the “Notes”) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 60,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019, the Supplementary Offering Circular dated 13 June 2024 and a Pricing Supplement dated 12 October 2026 (together, the “Offering Circular”).

Item 1.	Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. (the “Agent”) will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2.	Distribution of Obligations

Further to a Purchaser’s Confirmation dated 12 October 2026 (the “Purchaser’s Confirmation”) provided by Goldman Sachs International (“Goldman Sachs”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), Goldman Sachs has agreed to purchase the Notes. The obligations of Goldman Sachs are subject to certain conditions as set forth in the Purchaser’s Confirmation and the Programme Agreement.

Item 3.	Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank

Per Unit	100%	N/A	100%

Total	NGN 320,000,000,000	N/A	NGN 320,000,000,000 (1)

(1) Payable in United States Dollars in the amount of USD 239,700,374.53.

Item 4.	Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.	Other Expenses of Distribution

Goldman Sachs has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the Agent and any paying agents, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser’s Confirmation.

Item 6.	Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.	Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
(ii)	The Purchaser’s Confirmation dated 12 October 2026.
(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
(ii)	The Supplementary Offering Circular dated 22 July 2019.**
(iii)	The Supplementary Offering Circular dated 13 June 2024.***
(iv)	The Pricing Supplement dated 12 October 2026.

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.
***Previously filed with the Securities and Exchange Commission on 1 July 2024.